CUSIP No. 892918-10-3	13G	Page 1 of 7 Pages

UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 )*

TransAct Technologies, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

892918-TO-3

(CUSIP Number)

March 4, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918-10-3	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only). Advance Capital Partners L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12.	TYPE OF REPORTING PERSON

CUSIP No. 892918-10-3	Page 3 of 7 Pages

SCHEDULE 13G

Item 1(a)    Name of Issuer: TransAct Technologies, Inc.

1(b)    Address of Issuer’s Principal Executive Offices: 7 Laser Lane, Wallingford, CT 06492.

Item 2(a)    Name of Person Filing: Advance Capital Partners L.P.

2(b)    Address of Principal Business Office or, if none,

Residence:    660 Madison Avenue, New York, NY 10021

2(c)    Citizenship: US

2(d)    Title of Class of Securities: Common Stock

2(e)    CUSIP Number: 892918-103

Item 3    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)    ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)    ☐    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)    ☐    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)    ☐    A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)    ☐    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    ☐    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4(a)    Amount beneficially owned:     0

4(b)    Percent of Class:     0%

CUSIP No. 892918-10-3	Page 4 of 7 Pages

4(c)    Number of shares as to which such person has:

(i)    sole power to vote or to direct the vote: 0

(ii)    shared power to vote or to direct the vote: 0

(iii)    sole power to dispose or to direct the disposition of: 0

(iv)    shared power to dispose or to direct the disposition of: 0

Item 5    Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6    Ownership of more than Five Percent on behalf of another person: N/A

Item 7    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8    Identification and Classification of Members of the Group: N/A

Item 9    Notice of Dissolution of Group: N/A

Item 10    Certifications: N/A

CUSIP No. 892918-10-3	Page 5 of 7 Pages

Item 1(a)    Name of Issuer: TransAct Technologies, Inc.

1(b)    Address of Issuer’s Principal Executive Offices: 7 Laser Lane, Wallingford, CT 06492.

Item 2(a)    Name of Person Filing: Advance Capital Offshore Partners L.P.

2(b)    Address of Principal Business Office or, if none,

Residence: 660 Madison Avenue, New York, NY 10021

2(c)    Citizenship: Cayman Islands

2(d)    Title of Class of Securities: Common Stock

2(e)    CUSIP Number: 892918-10-3

Item 3    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)    ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)    ☐    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)    ☐    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)    ☐    A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)    ☐    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    ☐    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4(a)    Amount beneficially owned:

4(b)    Percent of Class:     0

CUSIP No. 892918-10-3	Page 6 of 7 Pages

4(c)    Number of shares as to which such person has: 0

(i)    sole power to vote or to direct the vote: 0

(ii)    shared power to vote or to direct the vote: 0

(iii)    sole power to dispose or to direct the disposition of: 0

(iv)    shared power to dispose or to direct the disposition of: 0

Item 5    Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6    Ownership of more than Five Percent on behalf of another person: N/A

Item 7    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8    Identification and Classification of Members of the Group: N/A

Item 9    Notice of Dissolution of Group: N/A

Item 10    Certifications: N/A

CUSIP No. 892918-10-3	13G	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ADVANCE CAPITAL PARTNERS, L.P.

By: /s/ Jeffrey T. Leeds

Name: Jeffrey T. Leeds

ADVANCE CAPITAL OFFSHORE PARTNERS, L.P.

By: /s/ Jeffrey T. Leeds

Name: Jeffrey T. Leeds

March 10, 2004